Exhibit 3.4

COMPOSITE CERTIFICATE OF LIMITED PARTNERSHIP

OF

WILLIAMS PARTNERS L.P.

(as amended as of July 23, 2012 and February 2, 2015)

1. Name. The name of the Partnership is “Williams Partners L.P.”

2. Registered Office; Registered Agent. The address of the registered office required to be maintained by Section 17-104 of the Act is:

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

The name and address of the registered agent for service of process required to be maintained by Section 17-104 of the Act are:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

3. General Partner. The name and the business address of the general partner are:

WPZ GP LLC

One Williams Center

Tulsa, Oklahoma 74172-0172

4. This Certificate shall become effective upon filing with the Secretary of State of the State of Delaware.